

January 6, 2011

Mr. Donny Smith
President
Segway IV Corp.
213 South Oak Avenue
Owatonna, MN 55060

Dear Mr. Smith:

We note that your December 31, 2009 financial statements were audited by Gately and Associates, LLC. Effective October 22, 2010, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Gately and Associates, LLC. You can find a copy of the order at http://pcaobus.org/Enforcement/Adjudicated/Documents/Gately.pdf and related SEC order at http://pcaobus.org/Enforcement/Adjudicated/Documents/Gately_2010-10-22_Exchange_Act_Release_63167.pdf.

As Gately and Associates, LLC is no longer registered with the PCAOB, you may not include its audit reports in your filings with the Commission. If Gately and Associates, LLC audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

We believe the revocation of the accountant's PCAOB registration would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading. In providing the information that Item 304 of Regulation S-K requires, please indicate in the Item 4.01 Form 8-K that the PCAOB has revoked the registration of your prior auditor, Gately and Associates, LLC.

In addition to filing the Item 4.01 Form 8-K, please tell us how you intend to address the required re-audit of the 2009 financial statements by no later than January 12, 2011. If you have any questions, I can be reached at 202-551-3871.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant